[ALPINE 4 LETTERHEAD]

Larry Spirgel
Assistant Director
Christie Wong
Staff Accountant
Robert S. Littlepage
Accounting Branch Chief
Paul Fischer
Attorney-Advisor
William Mastrianna
Attorney-Advisor
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

October ___, 2015

RE:	Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.)
Amendment No. 2 to Registration Statement on Form S-4
Filed September 18, 2015,
File No. 333-199840
Your Letter Dated October 15, 2015

Dear Ms. Wong and Messrs. Spirgel, Littlepage, Fischer, and Mastrianna:

This correspondence is in response to your letter dated October 15, 2015, in reference to the filing by Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.) (the “Company”) of Amendment No. 2 to the Company’s registration statement on Form S-4, File No. 333-199840 (the “Registration Statement”) filed September 18, 2015, on behalf of Alpine 4 Technologies, Ltd.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 3”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 3, redlined to show changes to the original Registration Statement, together with a paper copy of this response letter, have also been provided for your convenience.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 3.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 3.

Cautionary Note Regarding Forward Looking Statements, page 18

1.  Please revise to delete the reference to the Private Securities Litigation Reform Act insofar as its safe harbor provision is inapplicable to initial public offerings.

  Response to Comment No. 1

The Company has removed the reference to the Private Securities Litigation Reform Act.

Recent Developments
Sale of Shares; Proceeds to be Used for Closing of AutoTek Asset Purchase Transaction, page 43

2. We note your response to comment 5. It appears that the Restricted Stock Purchase Agreement has not been filed as an exhibit to your filing. Please advise or revise.

Response to Comment No. 2

The Company apologizes for the omission, and has included the Restricted Stock Purchase Agreement as Exhibit 10.8 to Amendment No. 3.

Principal Holders of Voting Securities, page 50

3. Please revise your beneficial ownership chart to include separate columnar disclosure for your Series B common shares. Please refer to Item 403 of Regulation S-K.

Response to Comment No. 3

The Company has updated the beneficial ownership table to include a column for the Series B Common Shares.

Note 5- Stockholders’ Equity

4.We note that total shares issued and outstanding were 84,850,390 per Note 5, which did not agree with the balance of 85,050,390 in the statement of stockholders’ deficit. Please reconcile or advice accordingly.

Response to Comment No. 4

The number of shares outstanding in Note 5 has been adjusted to 85,050,390 which reflect the correct number of shares outstanding at June 30, 2015.

5. We note that total shares issued for services were 152,500,000 per Note 5, which did not agree with the 152,750,000 shares specified in the statement of stockholders’ deficit. Please reconcile or advice accordingly.

Response to Comment No. 5

The disclosure relating to the number of shares issued to consultants as disclosed in Note 5 (300,000 shares issued to two consultants) was incorrect.  The Company has revised its disclosures in Amendment No. 3 to reflect the correct number of shares issued as 550,000 shares, which were issued to four consultants.  With this correction, the total shares issued for services as described in Note 5 sums to 152,750,000, as disclosed in the statement of stockholders’ deficit.

Alpine 4 Technologies Ltd. And AutoTek Incorporated
Notes to Pro Forma Consolidated Financial Statements
Note 1 – Basis of Presentation, page PF-4

6. We note your response to our comment 8.

☐	Please disclose, as described in your response, that management believes it is probable that more than 50% of outstanding shares of AutoTek will be exchanged for Alpine 4 shares.

☐	Clearly disclose what the impact would be if less than 50% of the outstanding shares of AutoTek are exchanged for Alpine 4 shares.

☐
You indicated that the only changes on the pro forma financial statements would be the non-controlling interest if the exchanged shares are more or less than 75%. In this regard, please disclose in quantified detail, the range of the pro forma non-controlling interest and the range of the pro forma net loss attributable to Alpine 4 if the exchanged shares are between 50.1% and 100%.

Response to Comment No. 6

The Company has augmented its disclosures, in the Basis of Presentation footnote to the pro forma financial statements, as follows:

-	The Company has disclosed that management believes it is probable that more than 50% of the outstanding shares of AutoTek common stock will be exchanged for Alpine 4 shares.

-	The Company also has disclosed that if fewer than 50% of the AutoTek common shares are exchanged, Alpine 4 will account for AutoTek using the equity method of accounting.

-	Additionally, the Company also has disclosed the range of the non-controlling interest if the actual conversion rates are between 50.1% and 100%.

7.           With respect to the adjustment “a” & “b”, Please disclose:

☐	The number of Alpine 4 shares that will be sold to raise $30,000 of cash, and how you determined the fair value of the share price;

☐	The detail regarding $12,530 and $(78,254) adjustments made to the common stock and additional paid in capital, respectively.

Response to Comment No. 7

Pursuant to the Restricted Stock Purchase Agreement between the Company and Mr. Battaglini (filed as an exhibit to Amendment No. 3), the Company will issue 30,000 shares to Mr. Battaglini for a $30,000 investment that will be used to pay the cash portion of the asset purchase price.  The price per shares was determined by negotiation between the Company and Mr. Battaglini, who agreed to purchase the shares.

The Company has changed the pro forma adjustments for a. and b. to properly reflect the purchase entries that will be recorded by the Company if 75% of the AutoTek common shares are exchanged.  The amount in a. is the sum of the par value per shares of the 30,000 shares issued for cash and the 112,500,000 shares issued to the AutoTek shareholders.  The amount in item b. is the sum of (1) the $30,000 for the sales of common shares for cash (less $3.00 par value); (2) the $120,000 value of the shares issued to AutoTeck shareholders (less $11,250 par value); (3) AutoTek accumulated deficit of $(961,517); and 4) noncontrolling interest of $24,655.

Conclusion

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

Alpine 4 Technologies Ltd.

/s/ Kent Wilson
CEO/CFO

encl	S-4 Amendment No. 3 Clean
S-4 Amendment No. 3 Redline